February 18, 2026

Brett Rosin
Chief Executive Officer
Mobile Global Esports, Inc.
500 Post Road East, 2nd Floor
Westport, CT 06880

       Re: Mobile Global Esports, Inc.
           Registration Statement on Form S-1
           Filed February 12, 2026
           File No. 333-293424
Dear Brett Rosin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Jeff Fessler